Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Properties (as the General Partner) by 31 December 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB9,001,000,000, of which RMB9,000,000,000 shall be contributed by the Company and RMB1,000,000 shall be contributed by China Life Properties. China Life Capital will serve as the manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Properties (as the General Partner) by 31 December 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB9,001,000,000, of which RMB9,000,000,000 shall be contributed by the Company and RMB1,000,000 shall be contributed by China Life Properties. China Life Capital will serve as the manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and managing partner: China Life Properties

•	Limited Partner: the Company

Capital Contribution and its Payment

The total capital contribution by all partners of the Partnership shall be RMB9,001,000,000, of which RMB9,000,000,000 shall be contributed by the Company and RMB1,000,000 shall be contributed by China Life Properties.

The Company shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the managing partner for payment of the capital contribution. The managing partner shall generally issue the demand note for payment of the capital contribution to the Company at least 20 business days in advance.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The Partnership shall have a term of six years from the date of execution of the Partnership Agreement, which may be extended for a maximum of two years. The period of three years from the date of execution of the Partnership Agreement shall be the investment period of the Partnership. Following the expiry of    the investment period, the Partnership shall not make any external investment, except for making capital contribution to the projects that have been approved prior to the expiry of the investment period or making investment in the projects that have been approved by the partners’ meeting.

Commission File Number 001-31914

Management

China Life Properties, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Capital will serve as the manager of the Partnership for the provision of daily operation and investment management services    to the Partnership. The Company shall, as the Limited Partner, pay a management fee to the manager in relation to such services each year. The amount of the annual management fee shall be 0.8% of the balance of the paid-in capital contribution of the Company (i.e. the accumulated paid-in capital contribution of the Company, net of any paid-in capital contribution recovered by the Company as stated in the section headed “Principal Terms of the Partnership Agreement – item (a) under Profit Distribution” in this announcement). If the term of the Partnership is to be extended, the Company shall not be required to pay any management fee to the manager in relation to the services provided during such extended period.

The Partnership shall establish an investment advisory committee comprising one member appointed by the Company. The investment advisory committee shall be mainly responsible for reviewing any transfer by the General Partner of its interest in the Partnership to its non-related parties, and providing recommendation and advice sought by the managing partner in connection with the Partnership.

Investment Targets and Requirements

The Partnership will focus on equity investment in real estate projects located in first-tier and strong performing second-tier cities of the PRC, as well as investment in ancillary facilities in compliance with the requirements of laws, regulations and regulatory policies. The projects invested by the Partnership must satisfy various requirements specified in the Partnership Agreement, which mainly include:

(a)

the Partnership shall mainly invest in (i) the core assets located in the core areas of Beijing, Shanghai, Guangzhou and Shenzhen, including office buildings, commercial properties and complexes (but excluding residential properties), and (ii) the high-quality assets located in the core cities of the city clusters with national strategic importance such as Beijing, Shanghai, Guangzhou and Shenzhen, including the traditional commercial office assets such as office buildings, commercial properties and complexes, as well as the industry carriers such as business parks, warehousing and logistics areas and data centers (but excluding residential properties);

(b)	the remaining land use period of any project shall be no less than 25 years;

Commission File Number 001-31914

(c)

unless approved by the partners’ meeting, the amount of investment to be made by the Partnership in any single project shall not exceed 50% of the total capital contribution by all partners of the Partnership;

(d)	the amount of investment to be made by the Partnership in any single project shall not exceed 70% of the appraisal value of such project.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)	the profits shall be distributed to the Limited Partner, until the Limited Partner has recovered its paid- in capital contribution;

(b)	the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered its paid-in capital contribution;

(c)

the balance (if any) shall be distributed to the Limited Partner, until the Limited Partner has obtained the profits calculated at an annual internal rate of return of 7.5% in respect of its paid-in capital contribution;

(d)

the balance (if any) shall be distributed to the General Partner, until the General Partner has obtained the profits calculated at an annual internal rate of return of 7.5% in respect of its paid-in capital contribution;

(e)	the balance (if any) shall be distributed between the General Partner and the Limited Partner at the ratio of 20:80.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partner shall be liable for the debts of the Partnership up to the amount of its capital contribution, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

Commission File Number 001-31914

REASONS FOR AND BENEFITS OF THE TRANSACTION

Since 2020, various countries have adopted quantitative easing measures to mitigate the impacts brought by the COVID-19 pandemic. As a result, the global market slowly moved into a low-interest era, the bond yield continued to decline, and the indices of major stock markets around the world fluctuated within a wide range. Insurance companies are therefore under a greater downward pressure in portfolio income. Real estate asset, as an alternative asset, has demonstrated a stronger inflation hedging characteristic with its source of income deriving mainly from relatively stable leases and asset appreciation. In addition, the launch of real estate investment trusts by way of public offering in the PRC and the rollout of new infrastructure support policies signify that the real estate holding for the purpose of serving the emerging industries with national strategic importance has become one of the key investment directions encouraged by the government. In this context, the investment by the Company in real estate projects located in first- tier and strong performing second-tier cities of the PRC through the Transaction will facilitate insurance funds to serve the real economy, offer support to the development of the emerging industries with national strategic importance, optimize asset allocation with the use of insurance funds, hedge against external risks, and increase investment return of the Company.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include:

(a)

market risk: the market risk is primarily derived from the impact of macro economy on the relevant tertiary industry. Therefore, the tenant diversification strategy may mitigate the impacts brought by economic changes. In addition, unexpected events (such as the COVID-19 pandemic) may also have certain impact on the leasing demands, and raise more concerns of tenants over property management, health facilities and other aspects; and

(b)	the operating risk: the management of real estate projects requires professional operating teams, the operating capability of which may affect the investment return of relevant projects.

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

China Life Capital, established in November 1995, has a registered capital of RMB1,000 million and its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. China Life Capital is a platform for professional investment and management of funds within CLIC with a focus on investment in real assets in such sectors as commercial properties and infrastructures. It manages a number of real estate private equity funds and its investment covers the sub-sectors of commercial property business including office buildings, shopping malls, logistics and industrial parks. China Life Capital has accumulated extensive experience in real estate investment and earned a good market reputation. As at 31 December 2019, the total assets of China Life Capital amounted to approximately RMB307.55 million, and its net assets amounted to approximately RMB261.56 million. For the year ended 31 December 2019, its operating revenue was approximately RMB88.75 million, and its net profit was approximately RMB29.33 million.

Commission File Number 001-31914

China Life Properties, established in August 2017, has a registered capital of RMB50 million and is primarily engaged in investment management, investment consulting and asset management. China Life Properties is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership. As at 31 December 2019, the total assets of China Life Properties amounted to approximately RMB10.50 million, and its net assets amounted to approximately RMB10.50 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Properties”	國壽置業投資管理有限公司 (China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLIC”	中 國 人 壽 保 險（ 集 團 ） 公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Properties

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

Commission File Number 001-31914

“Limited Partner”	the partner in the Partnership with limited liability up to the amount of its capital contribution under the Partnership Agreement, being the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”	國壽啓航壹期（天津）股 權投資基金合夥企業（有限合夥） (China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company (as the Limited Partner) with China Life Properties (as the General Partner) in respect of the Transaction

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 28 October 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie